UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) and AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)*
clickNsettle.com, Inc.

(Name of Issuer)
Common Stock, $0.001 par value

(Title of Class of Securities)
18682E304

(CUSIP Number)
Mary V. Carroll
Akerman, Senterfitt & Eidson, P.A.
One Southeast Third Avenue, Suite 2700
Miami, FL 33131
(305) 374-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 29, 2008

(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	18682E304	Page	2	of	7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Phillip Frost, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		30,965,196 (1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

30,965,196 (1) shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,965,196 (1) shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2%

14	TYPE OF REPORTING PERSON

IN
(1) Includes 30,965,196 shares of Common Stock held by Frost Gamma Investments Trust. Dr. Phillip Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

SCHEDULE 13D

CUSIP No.	18682E304	Page	3	of	7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Frost Gamma Investments Trust 46-0464745

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		30,965,196 (1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

30,965,196 (1) shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,965,196 (1) shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2%

14	TYPE OF REPORTING PERSON

OO
(1) Frost Gamma Investments Trust holds 30,965,196 shares of Common Stock. Dr. Phillip Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

SCHEDULE 13D

CUSIP No. 18682E304	Page 4 of 7
AMENDMENT NO. 1 TO SCHEDULE 13D
     This Amendment No. 1, dated September 9, 2008, to the statement on Schedule 13D (the “Original Statement”), dated March 18, 2008, filed by the Reporting Persons relates to the common stock, par value $.001 per share, of clickNsettle.com, Inc., a Delaware corporation (the “Company”), and amends the Statement as set forth below. Capitalized terms not defined in this amendment will have the meanings from the Original Statement:

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is amended by adding the following paragraph to the end of the item:
As previously disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 23, 2008, on or about the signing of the Merger Agreement (as defined below), Frost Gamma Investments Trust and other investors invested approximately $13 million in Cardo Medical, LLC, a privately held California limited liability company (“Cardo Medical”) in exchange for units of Cardo Medical’s membership interests. Under the terms of the Merger Agreement, at the closing of the Merger, each Cardo Medical unit issued and outstanding was converted into and exchanged for the right to receive 667,204.70995 shares of common stock of the Company.

Item 4.	Purpose of Transaction
Item 4 is amended by adding the following paragraphs to the end of the item:
On June 18, 2008, the Company entered into a Merger Agreement and Plan of Reorganization with Cardo Medical and Cardo Acquisition, LLC, a California limited liability company and wholly-owned subsidiary of the Company, as amended by the First Amendment dated August 29, 2008 (the “Merger Agreement”). The Merger Agreement provides for the merger of Cardo Medical with and into Cardo Acquisition, LLC, with Cardo Medical continuing as the surviving entity in the merger and a wholly owned subsidiary of the Company (referred to as the “Merger”).
As previously disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 23, 2008, on or about the signing of the Merger Agreement, Frost Gamma Investments Trust and other investors invested approximately $13 million in Cardo Medical in exchange for units of Cardo Medical’s membership interests. Dr. Phillip Frost, Chairman and Chief Executive Officer of Opko Health, Inc. (formerly known as eXegenics Inc.), is the trustee and beneficiary of Frost Gamma Investments Trust. Proceeds from these investments were used to close on the acquisition of the outstanding equity interests of three partially owned subsidiaries of Cardo Medical, and are also expected to be used to enable Cardo Medical to accelerate its research and product development. Following these acquisitions, Cardo Medical directly and indirectly owns 100% of the equity interests of those three subsidiaries, Accelerated Innovation, LLC, Cervical Xpand, LLC and Uni-Knee, LLC.

SCHEDULE 13D

CUSIP No. 18682E304	Page 5 of 7
Under the terms of the Merger Agreement, at the closing of the Merger, each Cardo Medical unit issued and outstanding was converted into and exchanged for the right to receive 667,204.70995 shares of common stock of the Company. As a result of the Merger, the Company’s current shareholders and optionholders own approximately 5.5% of the combined company on a fully diluted basis. Additionally, after the closing of the Merger, the members of Cardo Medical existing prior to the admission of the new investors own approximately 64.8% of the capital stock of the Company on a fully diluted basis, the new investors own approximately 28.5% of the capital stock of the Company on a fully diluted basis, and option holders of Cardo Medical own approximately 1.2% of the capital stock of the Company on a fully diluted basis.

Item 5.	Interest in Securities of the Issuer

		Percentage of
	Number of	Outstanding
	Outstanding Shares	Shares of
Name and Title of Beneficial Owner	Beneficially Owned	Common Stock(1)
Phillip Frost, M.D.	30,965,196 (2)	15.2%

Frost Gamma Investments Trust	30,965,196 (2)	15.2%

(1)  The percentage of beneficial ownership is based upon 203,360,222 shares of Common Stock outstanding.
(2)  Frost Gamma Investments Trust holds 30,965,196 shares of the Company’s Common Stock. Dr. Phillip Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.
The Reporting Persons’ responses to Items 3 and 4 to this 13D are hereby incorporated by reference in this Item 5. The Reporting Persons’ responses to cover page Items 7 through 10 of this 13D, including the footnotes thereto, if any, are hereby incorporated by reference in this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
In connection with the Merger, the officers and directors of the combined company and certain of their family members, as well as each Cardo Medical member owning 5% or more of the outstanding capital stock of CKST after the Merger, entered into lockup agreements. Each lockup agreement provides that the shares of CKST issued in the Merger may not be, directly or indirectly, sold for a period of two years following completion of the Merger.

SCHEDULE 13D

CUSIP No. 18682E304	Page 6 of 7
The summary discussion of material terms of the Merger Agreement set forth above is qualified by reference to the Merger Agreement and its amendment, copies of which are attached as Exhibit 2.1 to the Current Report on Form 8-K filed on June 23, 2008 and Exhibit 2.2 to the Current Report on Form 8-K filed on September 9, 2008 and are incorporated herein by reference. The summary discussion of material terms of the Lockup Agreements set forth above is qualified by reference to those agreements, copies of which are attached as Exhibit 10.2 to the Current Report on Form 8-K filed on September 9, 2008 and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit 1	Merger Agreement and Plan of Reorganization among the Company, Cardo Medical and Cardo Acquisition, LLC, dated as of June 18, 2008. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on June 23, 2008).

Exhibit 2	Amendment No. 1 to Merger Agreement and Plan of Reorganization, dated as of August 29, 2008, by and among clickNsettle.com, Inc., Cardo Medical, LLC and Cardo Acquisition, LLC. (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Company on September 9, 2008)

Exhibit 3	Form of Lockup Agreement. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on September 9, 2008)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2008
/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Individually

Dated: September 9, 2008	Frost Gamma Investments Trust

	By:	/s/ Phillip Frost, M.D.

Name: Phillip Frost, M.D., Trustee